190 East Capitol Street, Suite 800 (39201) P.O. Box 427 Jackson, Mississippi 39205-0427 601-949-4900 Fax 601-949-4804 www.joneswalker.com
Neal C. Wise Direct Dial: 601-949-4631 Direct Fax: 601-949-4861 nwise@joneswalker.com

December 1, 2015

Via E-mail

Michael Clampitt, Esq.

Eric Envall, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Planters Holding Company; Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted November 16, 2015; CIK No. 0001654551

Dear Mr. Clampitt:

Amendment No. 2 to the Draft Offering Statement on Form 1-A of Planters Holding Company (the “Company”) is being filed today through the EDGAR filing system. Amendment No. 2 is submitted in response to the SEC's comment letter dated November 30, 2015 (“Comment Letter”). For your convenience, enclosed is a marked copy of Amendment No. 2 to the Draft Offering Statement on Form 1-A.

The Company's responses below are keyed to the Comment Letter.

Part II – Information Required in Offering Circular

Material U.S. Federal Income Tax Consequences of the Merger .. . . . page 75

1.       In response to your comments, we have revised the penultimate and last paragraphs on page 76 to the Amendment No. 2 to the Draft Offering Statement on Form 1-A.

Part F/S

Alabama ▪ Arizona ▪ California ▪ District of Columbia ▪ Florida ▪ Georgia ▪ Louisiana ▪ Mississippi ▪ New York ▪ Ohio ▪ Texas

Annex D – Unaudited Consolidated Financial Statements of Planters Holding Company as of and for the Six Month Period Ended June 30, 2015

2.       In response to your comment, we have included the required statement on page D-1 of Annex D.

Annex F – Unaudited Consolidated Interim Financial Statements of Covenant Financial Corporation as of and for the Six Month Period Ended June 30, 2015

3.       In response to your comment, comparative June 30, 2014 interim financial statements of Covenant Financial Corporation have been added to Annex F.

4.       In response to your comment, we have included the required statement on page F-1 of Annex F.

We trust that these revisions will be sufficiently responsive to your requests. Please contact me if you have questions or need additional information.

Sincerely,

/s/ Neal C. Wise

Neal C. Wise

Attachment

c: James H. Clayton